SEC 3/7/03

**A11 3/5/03

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03014473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH

SEC FILE NUMBER
8-52532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. Giordano Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 Summer Street - Suite 101
(No. and Street)

Stamford,	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Giordano — 203-975-1330 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name — *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield	CT	06877
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form ...

OATH OR AFFIRMATION

I, James Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J Giordano Securities LLC, as of 12/31, 19 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Subscribed and Sworn to before me this 25 day of February 2003

NOTARY PUBLIC

My Commission Expires Mar. 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. GIORDANO SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Reynolds & Rowella LLP

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member
J. Giordano Securities, LLC

We have audited the accompanying statements of financial condition of J. Giordano Securities, LLC (a Delaware limited liability company) as of December 31, 2002 and December 31, 2001, and the related statements of operations, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Giordano Securities, LLC as of December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages xi and xii is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 11, 2003

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

J. GIORDANO SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND DECEMBER 31, 2001

	2002	2001
ASSETS		
ASSETS		
Cash	$ -	$ 890
Receivable from broker-dealers and clearing organizations	772,971	429,923
Marketable securities, at market value	125,793	57,320
Non-marketable securities, at market value	-	37,500
Investment in closely held business	-	90,000
Property and equipment, net	252,663	310,731
Other assets	55,580	28,827
TOTAL ASSETS	$ 1,207,007	$ 955,191
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Bank overdraft	$ 11,820	$ -
Management fees payable	-	120,276
Accrued expenses	334,881	200,822
Securities sold, not yet purchased, at market value	91,406	-
Other liabilities	6,000	-
TOTAL LIABILITIES	444,107	321,098
COMMITMENTS	-	-
MEMBER'S CAPITAL	762,900	634,093
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,207,007	$ 955,191

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

J. GIORDANO SECURITES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 2,379,748	$ 1,439,765
Gains on firm securities trading accounts	2,252,431	1,211,232
Interest and dividends	17,245	17,731
Other income	156,967	79,888
TOTAL REVENUES	4,806,391	2,748,616
OPERATING EXPENSES:		
Employee compensation and benefits	2,027,228	1,393,594
Floor brokerage, exchange, and clearance fees	463,349	243,501
Office expense	88,644	64,032
Professional fees	131,370	220,236
Research expense	209,467	188,590
Management fees	294,724	514,276
Marketing expense	20,083	14,612
Interest expense	80,397	15,759
Other expense	7,189	8,105
Rent and utilities	240,383	225,115
Depreciation expense	97,118	85,387
Maintenance and repair	10,125	13,833
Travel and entertainment	112,754	91,714
TOTAL OPERATING EXPENSES	3,782,831	3,078,754
NET INCOME (LOSS)	$ 1,023,560	$ (330,138)

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

J. GIORDANO SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002
AND DECEMBER 31, 2001

	2002	2001
BEGINNING CAPITAL	$ 634,093	$ 964,231
Net income (loss)	1,023,560	(330,138)
Capital contributed	-	-
Capital distributed	(894,753)	-
ENDING CAPITAL	$ 762,900	$ 634,093

The accompanying notes are an integral part of these financial statements.

Reynolds & Rowella LLP

EXHIBIT D

J. GIORDANO SECURITES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002
AND DECEMBER 31, 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Income (loss)	$ 1,023,560	$ (330,138)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	97,118	85,387
Decrease (increase) in assets:		
Receivable from broker dealers and clearing organizations	(343,048)	1,164,010
Marketable and non-marketable securities	(30,973)	331,573
Other assets	(26,753)	(13,747)
(Decrease) Increase in liabilities:		
Bank overdraft	11,820	-
Management fees payable	(120,276)	(70,276)
Accrued expenses	134,059	(78,578)
Securities short market value	91,406	(1,022,000)
Other liabilities	6,000	-
Total adjustments	(180,647)	396,369
NET CASH PROVIDED BY OPERATING ACTIVITIES	842,913	66,231
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(39,050)	(142,703)
Investment in closely held business	90,000	(90,000)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	50,950	(232,703)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(894,753)	-
NET CASH USED IN FINANCING ACTIVITIES	(894,753)	-
NET DECREASE IN CASH	(890)	(25,920)
CASH AT BEGINNING OF PERIOD	890	26,810
CASH AT END OF PERIOD	$ -	$ 890
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 80,397	$ 15,759

The accompanying notes are an integral part of these financial statements.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND DECEMBER 31, 2001

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

J. Giordano Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability company on December 30, 1999 in the State of Delaware. The Company received its license to operate as a broker-dealer on September 14, 2001.

During the year ended December 31, 2002, the Company changed it's name from Giordano DellaCamera Securities, LLC to its current name. This was done in conjunction with a change in the ownership structure of the Company's 100% owner, D.G. Holdings, LLC.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. A significant portion of the Company's assets are held by the clearing broker.

The clearing and depository operations for the Company's customer and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2002 and December 31, 2001, the receivable from clearing broker reflected on the Statement of Financial Condition was substantially in cash.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND DECEMBER 31, 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 3 to 7 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns.

Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade date basis.

Marketable securities are valued at market value as determined by reference to the closing prices on third party exchanges.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3 - INVESTMENT IN CLOSELY HELD BUSINESS

During the year ended December 31, 2001, the Company invested $90,000 for 5% of all outstanding common membership units of a software development company. This initial contribution was returned during the year ended December 31, 2002.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND DECEMBER 31, 2001

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2002		2001	
	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 42,786	$ 79,899	$ 57,320	$ -0-
Corporate bonds	-0-	-0-	37,500	-0-
Options and warrants	83,007	11,507	-0-	-0-
	$ 125,793	$ 91,406	$ 94,820	$ -0-

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

	2002	2001
Furniture and fixtures	$ 105,502	$ 100,396
Computers and other equipment	230,906	209,466
Artwork	45,000	45,000
Leasehold improvements	76,737	64,232
	458,144	419,094
Accumulated depreciation	(205,481)	(108,363)
Property and equipment, net	$ 252,663	$ 310,731

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is committed on two non-cancelable operating leases for office space through February 2006. The minimum annual lease payments are:

Year Ended	
2003	$130,103
2004	136,350
2005	103,400
2006	5,484

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND DECEMBER 31, 2001

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

Rent expense charged to operations for the years ended December 31, 2002 and December 31, 2001 was approximately $153,000 and $122,000, respectively.

One of the leases described above is committed to D.G. Holdings, LLC, a related party as described in Note 8. Rent expense paid to the entity was approximately $65,000 and $64,000 for the years ended December 31, 2002 and December 31, 2001, respectively.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, in the initial year of operation. At December 31, 2001, the Company had net capital of $147,200 which exceeded the minimum requirement of $100,000 by $47,200. The Company's net capital ratio was 6.8 to 1.

At December 31, 2002, the Company had net capital of $453,887, which exceeded the minimum requirement of $100,000 by $353,887. The Company's net capital ratio was 0.99 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by D.G. Holdings, LLC, a limited liability company whose members are Giordano & Company, Inc. and DellaCamera & Co., LLC. Giordano & Co.'s sole stockholder is James Giordano. DellaCamera & Co.'s sole member is Ralph DellaCamera.

The Company is managed by and pays management fees to related parties. During the years ended December 31, 2002 and 2001, the Company incurred $294,724 and $514,296, respectively, in such management fees.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of repurchasing these securities may well exceed the liability reflected in the financial statements. These risks are mitigated to the extent that the Company owns warrants, rights, options or convertible securities that are convertible or exchangeable into the securities that have been sold short.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND DECEMBER 31, 2001

NOTE 10 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

J. GIORDANO SECURITIES, LLC
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001

	2002	2001
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 762,900	$ 634,093
Deductions and/or charges for non-allowable assets:		
Furniture, equipment and leasehold improvements	252,663	310,731
Other assets	55,580	28,827
Securities not marketable	770	127,500
	309,013	467,058
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	453,887	167,035
Haircuts on securities:		
Debt securities	-	-
Options	-	-
Other securities	-	19,835
	-	19,835
Net capital	453,887	147,200
Minimum net capital required	100,000	100,000
Excess net capital	$ 353,887	$ 47,200

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002 and December 31, 2001.

SCHEDULE 2

J. GIORDANO SECURITES, LLC
COMPUTATIONS OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 352,701	$ 321,098
Total aggregate indebtedness	$ 352,701	$ 321,098
Excess net capital at 1,000 percent	$ 353,887	$ 47,200
Ratio: Aggregate indebtedness to net capital	0.99 to 1	6.8 to 1

J. GIORDANO SECURITIES, LLC

ACCOUNTANTS' SUPPLEMENTARY
REPORT ON
INTERNAL ACCOUNTING CONTROL
PERIOD ENDED DECEMBER 31, 2002

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
J. Giordano Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of J. Giordano Securities, LLC (the Company), for the periods ended December 31, 2002, and December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 11, 2003